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            [LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]


                                               August 9, 2005



Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Attn:    Mr. Larry Greene
         Division of Investment Management

Re:      Van Kampen Advantage Municipal Income Trust II (the "Fund")
         Form N-14 Registration Statement (File Nos. 333-126299 and 811-07868)

Dear Mr. Greene:

In connection with the above-referenced Registration Statement, the Fund hereby requests that the effective date of such Registration Statement be accelerated so that it will be declared effective immediately upon the receipt of this filing on August 9, 2005, or as soon thereafter as possible. Please call the undersigned at (312) 407-0863 or Christopher Rohrbacher at (312) 407-0940 when a determination as to the effectiveness of the Registration Statement has been made.

Yours truly,

/s/ Charles B. Taylor

Charles B. Taylor
Skadden, Arps, Slate, Meagher & Flom LLP